WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

October 28, 2008

Ms. Jessica Kane, Staff Attorney
Ms. Nudrat Salik, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Flurida Group, Inc.
Registration Statement on Form S-1
Amendment No. 4.
File No. 333-151200

Dear Ms. Kane and Ms. Salik:

In response to your comment letter dated October 20, 2008 on our Supplemental Filing dated October 11, 2008, we submit the following supplemental information:

1.	We will further revise the Certain Relationships and Related Transactions section by adding the following:

The products that we sold were icemaker parts made in the United States, such as thermostats, switches, motors, and coating materials. The products that we purchased were icemakers, fan motors, crush motors, and solenoids for ice water system.

2.	See Attachment for response to financial statement comment 2.

Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.

ATTACHMENT

Unaudited Financial Statements
Financial Statements
Consolidated Statement of Cash Flows, page 70

2. Consolidated Statement of Cash Flows was revised, and the Supplemental schedule of noncash financing activities was deleted from the Consolidated Statement of Cash Flows; instead, the Supplemental schedule of noncash financing activities was disclosed and added in Note B.

See below the revised Consolidated Statement of Cash Flows:

FLURIDA GROUP, INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF CASH FLOWS

			Cumulative from
			December 19,
			2006 (Date of
	Six Month	Six Month	Inception)
	Ended	Ended	Through
	June 30,	June 30,	June 30,
	2007	2008	2008
		Unaudited	Unaudited

Operating Activities:
Net loss	$-	$(116,075)	$(136,694)

Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	-	-
Decrease in account receivable		(173,436)	$(173,436)
Increase in account payable		197,705	$197,705
Net cash provided by operating activities	$-	$(91,806)	$(112,425)

Investing Activities:
Organization cost	-	-
Net cash provided by investing activities	$-	$-	$-

Financing Activities:
Proceeds from issuance of common stock (Note B)		1,169,906	$1,260,604
Proceeds from loan from shareholders (Note B)	-	(1,178,046)	$1,500
Net cash provided by financing activities	$-	(8,140)	$1,262,104

Effect of Exchange Rate on Cash	$-	$254	$128
Net increase (decrease) in cash and cash equivalents	$-	$(99,692)	$1,149,807
Cash and cash equivalents at beginning of the year	$-	$1,249,499	$1,249,499
Cash and cash equivalents at end of year	$-	$1,149,807	$2,399,306

The Schedule of financing activities was disclosed and added into the Notes B to the Financial Statement as follows:

“Notes to the Financial Statements

Note B- Significant Accounting Policies

Financing Activities

Supplemental schedule of noncash financing activities:

At the beginning of the fiscal year 1/1/2008, The company had six months short term loans $1,178,046 from shareholders who will convert their loans to common shares at 4/15/2008. Proceeds from loan from shareholders of $1,178,046 were totally assumed and converted to common shares.

During January 1 to June 30, 2008 period, the company issued new loans to non officers and directors, and have repay loans from shareholders. The detail as follows:

Loans from shareholders-convertible to common shares, 1/1/2008	$1,178,046
New loans from shareholders-convertible to common shares 3/25/2008	$2,000
Repay loans from shareholders-convertible to common shares at 4/1/2008	$(25,066)
New loans from shareholders-convertible to common shares at 4/1/2008	$9,926
Total loans from shareholders-convertible to common shares at 4/1/2008	$1,164,906
Loans $1,164,906 from shareholders converted to 11,649,067 common shares @ 0.10 per share at 4/15/2008
$(1,164,906)

At 4/15/2008, additional 50,000 common shares was issued to Michael Williams @ 0.10 per share for the legal service fee of $5,000.

At the period ended 6/30/2008, the proceeds from issuance of common stock is the loans amount that converted to common shares $ 1,164,906, plus the $ 5,000 common stock issued to Michael Williams, which sum up a total of $ 1,169,906.”